May 4, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: Rolaine Bancroft and Susan Block

Re:	Advanta Business Receivables Corp.
Registration Statement on Form S-3
Filed March 16, 2006
File No. 333-132508
     Dear Ms. Bancroft and Ms. Block:
     On March 16, 2006 (the “Submission Date”), our client, Advanta Business Receivables Corp. (the “Company”), delivered to your department of the Securities and Exchange Commission (the “Commission”) the Company’s Registration Statement on Form S-3, File No. 333-132508 (the “Registration Statement”), including a representative form of a prospectus supplement for use in offering a series of asset-backed notes (“Prospectus Supplement ”) and a base prospectus (the “Base Prospectus,” and together with the Prospectus Supplement, the “Documents”). On April 12, 2006, we received a letter containing your comments (the “Comments”) to the Documents. Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.
     For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response. Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.
Registration Statement on Form S-3
General
1.	Comment: Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving credit card receivables. There is no affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.	Comment: Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response: We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that final agreements will be filed simultaneously with or prior to the final prospectus.

3.	Comment: Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response: We hereby confirm, on behalf of the Company, that the required legality and tax opinions will be filed on or before the time of settlement of the related issuance of notes.

4.	Comment: Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response: We hereby confirm, on behalf of the Company, that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.
Prospectus Supplement Cover Page
5.	Comment: Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than naming the trust.

Response: We have revised the cover page of the prospectus supplement to clarify that the securities represent the obligations of the issuing entity, rather than naming the trust.

6.	Comment: If an issuance may include more than one class of notes, please add bracketed disclosure to the cover page regarding this and provide bracketed disclosure indicating that the principal and interest rate for each class of securities will be identified.

Response: We have revised the prospectus supplement to add bracketed language on the cover page regarding the issuance of more than one class of notes and providing bracketed language indicating that the principal amount and interest rate for each class of securities will be identified.

7.	Comment: If you anticipate that an offering may have a monthly distribution of principal, please consider adding bracketed disclosure to the cover page regarding this.

Response: We hereby confirm, on behalf of the Company, that offerings structured with monthly distribution of principal are not contemplated.
Base Prospectus
Credit Enhancement, page 6
8.	Comment: Please revise to indicate that swaps are limited to interest rate and currency swaps or advise us how anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.

Response: We have revised the Base Prospectus to eliminate any references to swaps other than to interest rate swaps and currency swaps.
Evidence as to Compliance. page 79
9.	Comment: Please tell us whether the reports you describe in this section will be provided in addition to the reports you describe under “Annual Reports” on page 78.

Response: We have revised the section entitled “Evidence as to Compliance” in the Base Prospectus to reflect provisions of Amendment No. 1 to the Transfer and Servicing Agreement (the “TSA Amendment”). The TSA Amendment, to be entered into prior to the effectiveness of the Registration Statement, is designed to ensure compliance with certain requirements of Regulation AB, including Items 1122 and 1123. We hereby confirm, on behalf of the Company, that the Company will provide all reports described under “Evidence as to Compliance” and “Annual Reports” in the Base Prospectus, but may combine reports to the extent reporting requirements overlap.
Credit Enhancement, page 93 General. page 93
10.	Comment: We note that you briefly describe each type of credit enhancement in this section. Please revise to also describe what you mean by “cross support features.”

Response: We have deleted the reference to “cross support features” as inapplicable.

11.	Comment: Please revise to delete your reference to “other derivatives agreement, or another method of credit enhancement described in the prospectus supplement” Similarly delete on page 96 under “Derivative Agreements,” “other derivative agreements for the benefit of a tranche, class or series, the terms of which will be specified in the prospectus supplement.” If you want to add additional types of derivative agreements or credit enhancement, we suggest doing so in a post-effective amendment with full disclosure of each type. Alternatively, please expand your disclosure to list and describe the other types of credit enhancement or derivative products you contemplate and tell us how the other products will meet the definition of asset-backed security.

Response: We have revised the base prospectus to delete the reference to “other derivatives agreement or another method of credit enhancement described in the prospectus supplement” and to delete the reference to “other derivative agreements for the benefit of a tranche, class or series, the terms of which will be specified in the prospectus supplement.” We hereby confirm, on behalf of the Company, that no other types of credit enhancement or derivative products are reasonably contemplated to be included in an actual takedown.
Exhibits
12.	Comment: It appears that the pooling and servicing agreement you have incorporated by reference does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Response: We have prepared and distributed amendments to the appropriate operative documents (the Transfer and Servicing Agreement, the Trust Agreement and the Master Indenture) to comply with Regulation AB and will file clean copies of the amendments when completely executed.
     Should you have any further questions or comments please contact Ed De Sear at 917-777-4565 or John Hwang at 917-777-4356.
Sincerely,
/s/ Edward M. De Sear
Edward M. De Sear

4